SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 4 2010
DIVISION OF MARKET REGULATION

[redacted]

U.S. SEC ... ISSION

10026152

BP 1/13/10

ANNUAL AUDITED REPORT FORM X-17A-5 PART III	**FACING PAGE** Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE NUMBER 8- 13801

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) **AND ENDING** 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MBSC Securities Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

200 Park Avenue

(No. and Street)

New York	New York	10166
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code -- Telephone No.)

William H. Verity III — 212-922-7892

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

345 Park Avenue	New York,	New York	10154
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICAL USE ONLY

RECEIVED
MAR 16 2009
U.S. SECURITIES AND EXCHANGE COMMISSION
NEW YORK REGIONAL OFFICE
BROKER-DEALER INSPECTION PROGRAM

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accou supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AB 1/14

OATH OR AFFIRMATION

I, Gary Pierce, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of MBSC Securities Corporation as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer [EXCEPT AS FOLLOWS:]

Signature

Title: Chief Financial Officer

MARTIN R. KRASILOVSKY
Notary Public, State of New York
No. 01KR2194223
Qualified in Queens County
Certificate Filed in New York County
Commission Expires August 31, 2009

Mart R Krasilovsky

Notary Public

This report ** contains (check all applicable boxes):

- [X] **(a) Facing Page**
- [X] **(b) Statement of Financial Condition**
- [X] **(c) Statement of Income (loss).**
- [X] **(d) Statement of Cash Flows**
- [X] **(e) Statement of Changes in Stockholder's Equity**
- [X] **(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors**
- [X] **(g) Computation of Net Capital**
- [X] **(h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3 or a statement concerning exemption.**
- [X] **(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 or a statement that none Is required.**
- [X] **(j) A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.**
- [ ] **(k) Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act**
- [ ] **(l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
- [X] **(m) An Oath or Affirmation**
- [ ] **(n) A Copy of the SIPC Supplemental Report**
- [ ] **(o) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit**
- [X] **(p) Independent auditor's report on internal control.**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

MBSC SECURITIES CORPORATION AND SUBSIDIARY
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Table of Contents

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

Stockholder and Board of Directors
MBSC Securities Corporation:

We have audited the accompanying consolidated statement of financial condition of MBSC Securities Corporation and Subsidiary (the Company) (an indirect wholly owned subsidiary of The Bank of New York Mellon Corporation) as of December 31, 2008, and the related consolidated statements of operations, changes in stockholders' equity, changes in subordinated debt, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MBSC Securities Corporation and Subsidiary as of December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

March 6, 2009

MBSC SECURITIES CORPORATION AND SUBSIDIARY
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)

Consolidated Statement of Financial Condition

December 31, 2008

(In thousands)

Assets		
Cash and cash equivalents	$	84,863
Trading securities – at market value		469
Secured demand note (note 3)		80,000
Receivables:		
From related investment companies and affiliates (notes 6 and 10(a) and (b))		51,791
Other		4,885
Total receivables		56,676
Fixed assets, at cost, less accumulated depreciation and amortization (note 4)		5,378
Deferred sales commissions (note 5)		681
Deferred income taxes (note 6)		6,930
Other assets		5,928
Total assets	$	240,925
Liabilities and Stockholder's Equity		
Liabilities:		
Investment in leveraged leases, net (note 8)	$	1,603
Interest payable (note 3)		956
Due to related affiliates (note 10(e))		38,920
Accounts payable and accrued expenses		40,338
Total liabilities		81,817
Liabilities subordinated to the claims of general creditors (note 3)		80,000
Stockholder's equity		
Common stock, no par value. Authorized, issued, and outstanding 200 shares		—
Additional paid-in capital		278,183
Accumulated deficit		(199,075)
Total stockholder's equity		79,108
Commitments and contingencies (notes 9 and 12)		
Total liabilities and stockholder's equity	$	240,925

See accompanying notes to consolidated financial statements.

MBSC SECURITIES CORPORATION AND SUBSIDIARY

(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)

Consolidated Statement of Operations

Year ended December 31, 2008

(In thousands)

Revenues:		
Distribution fee revenue, net (note 10(a))	$	254,946
Asset management fees (note 10(b))		33,448
Commission income		14,685
Shareholder servicing revenue (note 10(c))		11,982
Asset management account reimbursements		6,689
Variable annuity fees		1,555
Affiliate transfer revenue, net (note 10(d))		56,749
Interest income		828
Other revenues, net		6,914
Total revenues		387,796
Expenses:		
Distribution expenses (note 10(a))		457,284
Salaries and employee benefits		77,760
Occupancy and communication costs (notes 9 and 10(e))		16,640
Interest expense (note 3)		3,400
Other selling, general, and administrative expenses (note 10(e))		62,808
Total expenses		617,892
Loss before income tax benefit		(230,096)
Income tax benefit (note 6):		
Federal		78,277
State and local		10,099
Total income tax benefit		88,376
Net loss	$	(141,720)

See accompanying notes to consolidated financial statements.

MBSC SECURITIES CORPORATION AND SUBSIDIARY

(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)

Consolidated Statement of Changes in Stockholder's Equity

Year ended December 31, 2008

(In thousands)

		Common stock	Additional paid-in capital	Accumulated deficit	Total stockholder's equity
Balance at December 31, 2007	$	—	131,253	(57,355)	73,898
Capital contributions from The Dreyfus Corporation		—	135,000	—	135,000
Tax benefit of intercompany goodwill amortization		—	9,077	—	9,077
Purchase accounting adjustments		—	1,078	—	1,078
Restricted Stock Awards from The Bank of New York Mellon		—	1,775	—	1,775
Net loss		—	—	(141,720)	(141,720)
Balance at December 31, 2008	$	—	278,183	(199,075)	79,108

See accompanying notes to consolidated financial statements.

MBSC SECURITIES CORPORATION AND SUBSIDIARY
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)

Consolidated Statement of Changes in Subordinated Debt

Year ended December 31, 2008

(In thousands)

Subordinated debt at December 31, 2007	$	80,000
Increases		—
Decreases		—
Subordinated debt at December 31, 2008	$	80,000

See accompanying notes to consolidated financial statements.

MBSC SECURITIES CORPORATION AND SUBSIDIARY
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)

Consolidated Statement of Cash Flows

Year ended December 31, 2008

(In thousands)

Cash flows from operating activities:		
Net loss	$	(141,720)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization of fixed assets		982
Amortization of leasing income		(769)
Recapture reserve for lease losses		(604)
Deferred income taxes		3,402
Changes in operating assets and restricted stock:		
Decrease in trading securities		429
Decrease in receivables from related investment companies and affiliates		12,113
Decrease in other receivables		12,721
Decrease in deferred sales commissions		3,287
Decrease in restricted stock		2,016
Increase in other assets		(908)
Changes in operating liabilities:		
Decrease in interest payable		(1,552)
Increase in due to related affiliates		22,459
Decrease in accounts payable and accrued expenses		(3,975)
Net cash used in operating activities		(92,119)
Cash flows from investing activities:		
Acquisition of fixed assets		(39)
Other investing activities		1,144
Net cash provided by investing activities		1,105
Cash flows from financing activities:		
Capital contributions from The Dreyfus Corporation		135,000
Net cash provided by financing activities		135,000
Net increase in cash and cash equivalents		43,986
Cash and cash equivalents at beginning of year		40,877
Cash and cash equivalents at end of year	$	84,863
Supplemental disclosures of cash flow information:		
Interest paid	$	4,952
Taxes refunded		79,107
Noncash investing and financing activities: Renewal of subordinated note agreement		80,000

See accompanying notes to consolidated financial statements.

MBSC SECURITIES CORPORATION AND SUBSIDIARY
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Notes to Consolidated Financial Statements

December 31, 2008

(In thousands)

(1) Nature of Business and Summary of Significant Accounting Policies

(a) Organization

MBSC Securities Corporation (the Company), a registered broker-dealer and a registered investment adviser, is a wholly owned subsidiary of The Dreyfus Corporation (the Corporation), which is a wholly owned subsidiary of The Bank of New York Mellon Corporation (BNY Mellon). The Company provides various investment product related services and advisory services as follows:

Distribution and sales of mutual funds sponsored/administered by the Corporation and by BNY Mellon Asset Management, a division of BNY Mellon;

Distribution and sales of variable annuity products issued through insurance carriers;

Sales and marketing of various wrap fee and institutional separate account products for high net worth individuals, corporate pension plans, public employee trust funds, endowments and foundations;

Sales of private placements including hedge funds.

Introducing brokerage services are cleared primarily through an affiliate, Pershing LLC, member NYSE/SIPC, a BNY Securities Group Co., on a fully disclosed basis. The Company's transactions for certain institutional customers are executed and cleared by or through a network of unaffiliated broker-dealers.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Founders Asset Management LLC (Founders). All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Preparation of Financial Statements

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair Value Measurement

On January 1, 2008 the Company adopted SFAS 157, *Fair Value Measurement* (SFAS 157). SFAS 157 defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a three-level valuation hierarchy for disclosure of fair value measurements segregating fair value measurements using quoted prices in active markets for identical asset or liabilities (Level 1), significant other observable inputs (Level 2) and significant unobservable inputs (Level 3).

The Company assigns assets and liabilities that are carried at fair value on a recurring basis to the appropriate level when they are acquired or incurred. Subsequent appropriate changes are evaluated each reporting period.

(d) *Cash and Cash Equivalents*

Cash and cash equivalents include cash on hand, demand deposits and highly liquid investments including money market accounts with original maturities of three months or less at time of purchase. Due to the short-term nature of these instruments, this recorded value approximates fair value.

Cash and cash equivalents consisted of the following at December 31, 2008:

Cash	$	349
Time deposits at The Bank of New York Mellon*		37,528
Time deposits at Mellon Bank, Grand Cayman*		46,986
	$	84,863

* An affiliate of the Company

(e) *Trading Securities*

Trading securities, consisting of equity securities at December 31, 2008, are carried at fair value based on exchange and broker quoted market prices and are classified within Level 1 of the fair value hierarchy. Unrealized gains and losses are included in operations. Purchases and sales of trading securities are recorded on a trade-date basis; realized gains and losses thereon are recorded on an identified-cost basis.

(f) *Commission Income and Variable Annuity Fees*

Commission income on the sale of mutual funds and securities is recorded on a trade date basis and is primarily driven by sales. The Company acts as the introducing broker in connection with transition trading services performed by Mellon Transition Management Services (MTMS), a division of the Company. Variable annuity fees related to the distribution and sale of annuity products are recorded when earned. Commissions and fees rates are set forth in applicable agreements between the Company and the counterparty.

(g) ***Asset Management Account Reimbursements***

The Corporation offers to certain third party intermediaries, for use by their customers or those of their introducing brokers, an Asset Management Account Services Program (AMA Program). The AMA program is tied to a securities account provided by the third party intermediary and may include a sweep into one or more money market funds, as well as certain banking services provided by or through an affiliate, The Bank of New York Mellon, N.A. (BNY Mellon, N.A.), which include credit and/or debit card issuance. Expenses incurred by the Company, in connection with the AMA product, are charged to other selling, general and administrative expenses. Expense reimbursements from third party intermediaries are credited to revenue.

(h) ***Financial Instruments***

FAS 107, *Disclosure about Fair Value of Financial Instruments*, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition.

Management estimates that the fair value of financial instruments recognized in the statement of financial condition, including cash, receivables, securities owned, certain other assets and certain other liabilities, approximate their carrying value.

(i) ***Income Taxes***

The Company accounts for taxes in accordance with SFAS 109, *Accounting for Income Taxes* (SFAS 109). Under SFAS 109, deferred income taxes are provided based upon the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. In addition, deferred income taxes are determined using the enacted tax rates and laws that are expected to be in effect when the related temporary differences reverse. Beginning with the adoption of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48) as of January 1, 2008, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. A tax position that fails to meet a more-likely than-not recognition threshold will result in either reduction of current or deferred tax assets, and/or recording of current or deferred tax liabilities. The adoption of FIN 48 did not have an impact on the financial statements. Interest and penalties, if applicable, related to income taxes are recognized as a component of the income tax expense.

The Company reflects the benefits of its Parent's tax goodwill amortization as an addition to stockholder's equity on the statement of changes in stockholder's equity.

(j) ***Restricted Stock***

Certain employees of the Company participate in The Bank of New York Mellon's Long Term Incentive Plan. Under the terms of this incentive plan, the awards paid may be in the form of BNY Mellon Restricted Stock. Restricted stock awards are issued at fair market value at the date of grant

(In thousands)

and cliff vest 100% over three years from the date of grant. The total cost of issuance is recognized as prepaid compensation (included in other assets) and offset by a credit to additional paid in capital within stockholder's equity. Restricted stock awards are amortized over the vesting period and included in operations of the Company in Salaries and employee benefits. The amount of forfeitures reduces additional paid in capital.

(2) Summarized Financial Information of Consolidated Subsidiary

Founders is a registered investment adviser whose primary business consists of providing investment management services to the Dreyfus Founders mutual funds, sub-advised funds and private clients.

The following presents summarized financial information for the Company's wholly owned subsidiary:

		Founders
December 31, 2008:		
Cash and cash equivalents	$	46,996
Receivables		3,008
Fixed assets, net		236
Deferred income taxes		67
Other assets		55
Total assets		50,362
Due to related affiliates		734
Other liabilities		153
Total liabilities		887
Stockholder's equity	$	49,475

(3) Subordinated Debt/Secured Demand Note

Liabilities subordinated to the claims of general creditors were $80,000 at December 31, 2008. Such liabilities bear interest at the 3-month LIBOR rate plus 62.5 basis points and were scheduled to mature on December 31, 2008. Effective December 31, 2008, the Financial Industry Regulatory Authority, Inc. (FINRA) approved an amended agreement with an extension of the maturity date to February 28, 2010 and a change in the applicable interest rate to 8%. Interest on the subordinated debt is payable on a quarterly basis.

The secured demand note is collateralized with marketable securities having a fair market value of $121,976. BNY Mellon, N.A. is the beneficial owner of the collateral, but they are registered in the Company's name.

The subordinated borrowings are covered by agreements approved by the FINRA and qualify as equity capital in computing net capital under the Securities and Exchange Commission Uniform Net Capital Rule.

(Continued)

(In thousands)

To the extent that such liabilities are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(4) Fixed Assets

The Company provides for depreciation of fixed assets based on the estimated useful life of the assets using the straight-line method. Amortization of leasehold improvements is computed over the lesser of the economic useful life of the improvement or the term of the lease.

The major classifications of fixed assets and their estimated useful lives at December 31, 2008 are as follows:

Furniture, fixtures and equipment (5 – 10 years)	$	1,690
Leasehold improvements		5,273
		6,963
Less accumulated depreciation and amortization		(1,585)
Fixed assets, net	$	5,378

(5) Deferred Sales Commissions

Certain funds sponsored by the Corporation offer multiple classes of shares. These funds offer Class A shares, which are sold with a sales charge imposed at the time of purchase. Class B and C shares (excluding money market funds) are subject to a contingent deferred sales charge (CDSC) imposed on redemptions made within a specified period. Class B and C shares are also subject to an annual distribution fee payable to the distributor pursuant to a distribution plan adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940 (Rule 12b-1 Plan). Sales commissions paid to third party intermediaries by the Company are capitalized and amortized to operations over the investment-aging period of each Class (six years for Class B shares and one year for Class C shares). This amortization period approximates the period of time during which the sales commissions paid by the Company to broker-dealers for selling Class B and C shares are expected to be recovered from the funds through payments made pursuant to the funds' Rule 12b-1 Plan.

The funds' Rule 12b-1 Plan is subject to annual review by the funds' respective Boards. Any CDSC received by the Company is recorded as income. This income is offset with a charge to operations for the write-off of the unamortized deferred sales commissions associated with the redemptions for the period.

The Corporation ceased offering Class B shares in 2006 and during May 2008, sales commissions paid to third party intermediaries in connection with the sale of B shares were fully amortized.

(Continued)

(In thousands)

The following is the change in deferred sales commissions for the year-ended December 31, 2008:

Balance at beginning of year	$	3,968
B and C Share commissions		2,848
Amortization expense		(4,569)
Early redemptions		(1,566)
Balance at end of year	$	681

The amortization and write off of unamortized deferred sales commissions are partially offset by CDSC income and are included in "Distribution fee revenue." CDSC income amounted to $3,152 for the year ended December 31, 2008.

(6) Federal, State and Local Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns, consistent with the procedures followed in prior years, which will include the operations of the Company, the Corporation and certain related affiliates (the combined group).

All participants in the combined income tax returns are jointly and severally liable for the full amount of any tax payable by the combined group. In accordance with BNY Mellon's Tax Allocation Policies and Tax Sharing Agreements, the provision for Federal, state and local income taxes is calculated on a separate return basis. Tax credits and tax benefit carryforwards are recorded only to the extent they would be used to reduce consolidated federal and combined state and local income tax expense.

For the year ended December 31, 2008, income tax benefit consisted of the following:

Current:		
Federal	$	81,240
State and local		10,538
Current income tax benefit		91,778
Deferred:		
Federal		(2,963)
State and local		(439)
Deferred income tax		(3,402)
Income tax benefit	$	88,376

(Continued)

(In thousands)

The difference between the total income tax benefit and the amount computed by applying the statutory federal income tax rate to the pre-tax loss for the year-ended December 31, 2008 is as follows:

		Amount	Percentage of pretax income
Federal statutory tax rate	$	80,533	35.0%
State and local income tax benefit, net of Federal income taxes		6,564	2.8
Nondeductible expenses		(679)	(0.3)
Other		1,958	0.4
Total income tax benefit	$	88,376	37.9%

The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and deferred tax liabilities are as follows:

Deferred tax assets:		
Depreciation and amortization of fixed assets	$	3,025
Leveraged leases		1,644
Deferred compensation		2,689
Other		32
Total gross deferred tax assets		7,390
Deferred tax liabilities:		
Deferred sales commissions		286
Other		174
Total gross deferred tax liabilities		460
Net deferred tax asset	$	6,930

The Company determined that it was not required to establish a valuation allowance for deferred tax assets, since it is likely that the deferred tax assets will be realized through utilization of the Company's operations to reduce consolidated Federal and combined state and local income tax expense as a result of the Company's tax sharing arrangement with its parent.

The Company obtains a permanent tax benefit from the amortization of goodwill recorded on the Parent for book purposes but deductible by the Company for tax purposes. The tax benefit is treated as a contribution to capital by the Parent to the Company.

Pursuant to FIN 48, the Company recognizes accrued interest and penalties, as appropriate, related to unrecognized income tax benefits in income tax expense. The Company recognized no interest in 2008 and had no balance of accrued interest at December 31, 2008.

(Continued)

(In thousands)

(7) Employees' Benefit Plans and Share Based Compensation Payments

The Mellon Bank Retirement Plan covers the employees of the Company. Employees' payroll deductions into the Mellon 401(k) Retirement Savings Plan are matched by BNY Mellon's contribution of common stock, at the rate of $0.75 on the dollar, up to 6% of the employees' eligible pay. Costs charged to operations under the plans amounted to $1,332 for the year-ended December 31, 2008 and are included in "Salaries and employee benefits" in the Consolidated Statement of Operations.

Restricted Stock of BNY Mellon is issued to the Company's employees in connection with BNY Mellon's Long-Term Profit Incentive Plan (2004), as well as performance-based awards made to key employees at the discretion of the Compensation Committee of the Board of Directors of BNY Mellon. BNY Mellon grants employees of the Company deferred share awards, which provide the right to receive common shares of BNY Mellon at specified future dates. For the year-ended December 31, 2008, the Company recognized approximately $1,286 in expense related to this plan, included in "Salaries and employee benefits" in the Consolidated Statement of Operations.

(8) Leveraged Leases

The Company is the lessor in several leveraged lease agreements entered into during 1996 and 1997 under which railroad cars and jet aircrafts were leased for periods between 16.5 and 25 years.

The equity investments in the railroad cars and jet aircrafts represent the net purchase price, with the remaining funds being furnished by third-party financing in the form of long-term debt, which provides for no recourse against the Company and is secured by a first lien on the related property. At the end of the lease term, the equipment reverts back to the Company. For Federal, state and local income tax purposes, the Company receives the benefits of tax deductions for depreciation on the entire leased asset and for interest on the long-term debt.

The Company's future rentals on leveraged leases, net of reserve, as of December 31, 2008 are as follows:

		Amount
Year ending December 31:		
2009	$	13,407
2010		13,542
2011		13,506
2012		13,609
2013		13,565
Later years		63,321
Total net future rentals	$	130,950

(Continued)

(In thousands)

The Company's net investment in leveraged leases as of December 31, 2008 is comprised of the following:

Rentals receivable (net of principal and interest on the nonrecourse debt of $103,347)	$	27,658
Add estimated residual value of leased assets		32,625
Less:		
Unearned and deferred revenue		(61,832)
Reserve for lease losses		(54)
Investment in leveraged leases		(1,603)
Net deferred taxes arising from leveraged leases		1,644
Net investment in leveraged leases	$	41

The Company's net income from leveraged lease transactions for the year-ended December 31, 2008 was not material to the Company's financial results.

(9) Minimum Lease Commitments

Future minimum payments, by year and in the aggregate, under noncancelable operating leases (premises) with initial or remaining terms of one year or more consisted of the following at December 31, 2008:

		Amount
Year ending December 31:		
2009	$	3,844
2010		3,861
2011		3,728
2012		3,724
2013		3,788
2014 – 2019*		3,372
	$	22,317

* There are no rental commitments beyond 2019.

Approximate rental expense for operating leases on premises and equipment amounted to $11,234 and $13,140, respectively, for the year-ended December 31, 2008. Rental expense for premises is included in "Occupancy and communication costs" and equipment charges are included in "Other selling, general and administrative expenses" in the Consolidated Statement of Operations.

(10) Related Party Transactions

(a) Under various service plans adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, the Company receives fees from certain funds advised and/or administered by the Corporation.

Such fees are for promoting the sale of these funds, and for providing ongoing personal services relating to shareholder accounts and the maintenance of such shareholder accounts. The fee revenue from these funds is based on their respective average daily net assets and are included in Distribution fee revenue, net in the Company's Consolidated Statement of Operations.

Distribution fee expenses represent payments made by the Company to service agents/dealers for administration and servicing fund shareholders, who are also the Company's clients and/or distributors. The distribution fee expenses are based on the average daily net assets in the Funds, which are distributed by the clients on behalf of the Company. Included in Distribution fee expenses in the Company's Consolidated Statement of Operations are $162,508 in expenses payable to related affiliates.

(b) Asset management fees consist primarily of mutual fund revenue associated with the Founders complex of mutual funds and separately managed accounts. These products are sold through intermediaries (brokers and financial institutions) and directly to individuals. The revenue from such business is based on the value of assets managed.

(c) Shareholder servicing revenue represents reimbursements received primarily from certain related investment companies for mutual fund shareholder servicing costs and from its related affiliates for costs incurred by the Company on their behalf.

(d) Affiliate transfer revenue, net includes charges paid to related affiliates for services rendered to the Company or credits received from related affiliates for various types of services provided by the Company. Transfer revenue is primarily related to transition trading services, sub-advisory services, and administrative services provided by or rendered to the Company.

The following table summarizes Affiliate transfer revenue:

Distribution	$	48,247
Mellon Transition Management		17,039
Private placements		2,567
Other		258
Investment advisory-mutual funds		(4,096)
Asset management accounts		(3,893)
Investment advisory-separate managed accounts		(3,373)
Total affiliate transfer revenue	$	56,749

(In thousands)

(e) The Company has been billed $27,369, for its share of certain expenses incurred by related affiliates on its behalf for internal services used. These expenses include services such as payroll, human resources, information systems, legal and accounting. In addition, expenses of the Company have been reduced by approximately $2,280 during the year for reimbursements received primarily from its related affiliates for costs incurred by the Company on their behalf for internal services provided. These costs include services such as administration, accounting and salary reimbursements. Such internal services used and provided are included in "Other selling, general and administrative expenses."

(11) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-l of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined as equal to the greater of $250 or 2% of the aggregate debit balances arising from customer transactions.

The Company acts as an introducing broker-dealer, clearing trades on a fully disclosed basis and does not carry customer or broker-dealer accounts. Net capital may fluctuate on a daily basis. At December 31, 2008, the Company had net capital of $37,375, which was $37,125 in excess of the required net capital.

The net capital rules may effectively restrict the payment of cash distributions and the withdrawal of equity capital.

(12) Litigation

In the ordinary course of business the Company may be a defendant or codefendant in legal actions. It is the opinion of management, after consultation with counsel, that the resolution of all known actions will not have a material effect on the consolidated financial position and results of operations of the Company.

(13) Subsequent Events

On February 19, 2009, Founders, a wholly owned subsidiary of the Company, declared a $40 million dividend payable to the Company on February 26, 2009. Investment of the proceeds of the dividend by the Company will result in an increase in excess net capital.

Schedule I

MBSC SECURITIES CORPORATION AND SUBSIDIARY
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)

Unconsolidated Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2008

(In thousands)

Computation of net capital:		
Total consolidated stockholder's equity (from consolidated Statement of financial condition)	$	79,108
Deduct stockholder's equity of consolidated subsidiaries not allowable for net capital		(49,475)
Add liabilities subordinated to the claims of general creditors allowable in computation of net capital		80,000
Total capital and allowable subordinated liabilities		109,633
Deductions and/or charges:		
Nonallowable assets:		
Deferred sales commissions		681
Due from related investment companies and affiliates (net)		48,870
Other receivables		4,885
Fixed assets, net		5,142
Deferred income taxes		6,863
Other assets		5,747
		72,188
Tentative capital before haircut and undue concentration adjustment		37,445
Haircut and undue concentration adjustment		(70)
Net capital		37,375
Minimum capital required		250
Net capital in excess of requirement	$	37,125

This unconsolidated computation of net capital does not include the accounts of Founders, a wholly owned subsidiary, of the Company (see note 2 of the consolidated financial statements). There are no material differences between the above computation and the computation included in the Company's unaudited Form X-17A-5, Part II filed on January 23, 2009.

See accompanying independent auditors' report.

Schedule II

MBSC SECURITIES CORPORATION AND SUBSIDIARY

(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2008

(In thousands)

The Company is exempt from Rule 15c3-3 pursuant to paragraph (k)(2)(ii) and (k)(2)(i) of the Rule. The Company's securities transactions and transactions with and for customers are executed and cleared primarily by an affiliated broker-dealer, Pershing LLC, member NYSE/SIPC, a BNY Securities Group Co., on a fully disclosed basis. The Company's transactions for certain institutional customers are executed and cleared by or through a network of unaffiliated broker-dealers.

See accompanying independent auditors' report.

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for Broker-Dealers Claiming an Exemption from SEC Rule 15c3-3

Stockholder and Board of Directors
MBSC Securities Corporation:

In planning and performing our audit of the consolidated financial statements of MBSC Securities Corporation and Subsidiary (the Company)(an indirect wholly owned subsidiary of The Bank of New York Mellon Corporation) as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 6, 2009

FINRA
Financial Industry Regulatory Authority

February 27, 2009

Stephen J. Storen
Chief Compliance Officer
MBSC Securities Corporation
200 Park Avenue – 8th Floor
New York, NY 10166

Re: MBSC Securities Corporation - #231
Annual Audit FYE December 31, 2008

Dear Mr. Storen:

In reply to your letter dated, February 23, 2009, the staff has granted your request for a 30-day extension to file your annual audit for fiscal year end December 31, 2008. The approval was based on the reasons given and information supplied.

As such, your annual audit should be filed **on or before April 1, 2009**. Should you have any questions you can reach, Jamie Udinson at (212) 858-4263.

Please be aware that failure to file the annual audited financial report as of December 31, 2008 on or before April 1, 2009 could result in the assessment of a late filing fee of $100 a day for up to ten days and can result in other regulatory or disciplinary actions.

Very truly yours,

Scott Schnatter
Examination Manager

vm

cc: Jamie Udinson

Ms. Sandy Sadwin
Securities and Exchange Commission
FAX: (212) 336-1325

Ms. Eleanor Sabalbaro
FINRA
FAX: (240) 386-5172